UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*
                             (Amendment No. 6)

                      Regeneron Pharmaceuticals, Inc.

              ------------------------------------------------
                           (Name of The Company)

                 Common Stock (Par Value $ 0.001 Per Share)

              ------------------------------------------------
                       (Title of Class of Securities)

                                75886F 10 7

              ------------------------------------------------
                               (CUSIP Number)

                               Chris Walther

              ------------------------------------------------
                        The Procter & Gamble Company
                         One Procter & Gamble Plaza
                         Cincinnati, OH 45202-3315
                               (513) 983-4463
         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                               June 10, 2003

              ------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No.   75886F 10 7

1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Procter & Gamble Company
        Identification Number 31-0411980

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) |_|
        (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS

         WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                           |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                          7      SOLE VOTING POWER
     NUMBER OF
                                        0
     SHARES

     BENEFICIALLY         8      SHARED VOTING POWER

     OWNED BY                           573,630

                          9      SOLE DISPOSITIVE POWER
     EACH

     REPORTING                          0

     PERSON               10     SHARED DISPOSITIVE POWER

                                        573,630

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  573,630

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                  |-|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1%

14   TYPE OF REPORTING PERSON

     CO

                                SCHEDULE 13D

CUSIP No.   75886F 10 7

1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Procter & Gamble Pharmaceuticals, Inc.
        Identification Number 31-1209457

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) |_|
        (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS

         WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                           |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

                          7      SOLE VOTING POWER
     NUMBER OF
                                        0
     SHARES

     BENEFICIALLY         8      SHARED VOTING POWER

     OWNED BY                           573,630

                          9      SOLE DISPOSITIVE POWER
     EACH

     REPORTING                          0

     PERSON               10     SHARED DISPOSITIVE POWER

                                        573,630

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  573,630

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                  |-|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1%

14   TYPE OF REPORTING PERSON

     CO

ITEM 1. SECURITY AND ISSUER.
        --------------------

       This Amendment No. 6 ("Amendment No. 6") to the Statement on
Schedule 13D (the Statement as so amended, the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are at 777 Old Saw Mill Road, Tarrytown, NY 10591.


ITEM 2. IDENTITY AND BACKGROUND.
        ------------------------

        (a) Name:  The Procter & Gamble Company
            State of Incorporation:  Ohio
            Principal Business:  Manufacture and marketing of consumer products
            Address of Principal Business:  One Procter & Gamble Plaza
                                            Cincinnati, Ohio 45202
            Name:  Procter & Gamble Pharmaceuticals, Inc.
            State of Incorporation:  Ohio
            Principal Business:  Manufacture and marketing of pharmaceutical products
            Address of Principal Business:  same

        The Procter & Gamble Company ("P&G") and Procter & Gamble
Pharmaceuticals, Inc. ("P&G Pharmaceuticals") are hereinafter referred to collectively as the "Reporting Persons".

           (b) Not applicable

           (c) Not applicable

           (d) Not applicable

           (e) Not applicable

           (f) Not applicable

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        --------------------------------------------------
           Not applicable

ITEM 4. PURPOSE OF TRANSACTION.
        -----------------------

       (a) Item 4(a) of the Statement is hereby amended as follows:
       Between November 20, 2001 and June 10, 2003, P&G Pharmaceuticals conducted open market sales of the Company's Common Stock (the "Sales") on the dates and in the amounts set forth in Exhibit 1 hereto (the "Schedule of Sales").

       (b) None
       (c) None
       (d) None
       (e) None
       (f) None
       (g) None
       (h) None
       (i) None
       (j) None

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY.
        ---------------------------------------

       (a) After giving effect to the Sales, the Reporting Person beneficially owns 573,630 shares of Common Stock, representing 1.1% of the total shares of Common Stock based upon the total number shares of Common Stock outstanding reported in the Company's Form 10-Q filed on November 12, 2003. Because the Reporting Persons beneficially owns less than five percent of the total shares of Common Stock outstanding, this amendment constitutes the final amendment to the Statement with respect to the Reporting Persons.

       (b) The Reporting Persons share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated above.

       (c) See Item 4(a) for information responsive to this item.

       (d) Not applicable.

       (e) The Reporting Persons ceased to be the beneficial owners of five percent of the Company's Common Stock on August 23, 2002. As such, following the date of the filing of this Amendment No. 6, the Reporting Persons will no longer report their ownership interest in the Common Stock of the Company unless and until the Reporting Persons would be required to do so pursuant to Rule 13d-1(a).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE COMPANY.
        --------------------------------------------------------
        Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        ---------------------------------

        The following documents are filed as Exhibits:

Exhibit 1: Schedule of Sales

                                 SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

                        THE PROCTER & GAMBLE COMPANY



                        By: /s/ Chris Walther
                            -----------------------------------
                        Name:   Chris Walther
                        Title:  Assistant Secretary


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

                        PROCTER & GAMBLE PHARMACEUTICALS, INC.



                        By: /s/ Chris Walther
                            -----------------------------------
                        Name:   Chris Walther
                        Title:  Assistant Secretary

                                 EXHIBIT 1

                             Schedule of Sales


Date of Sale             Number of shares sold   Price per Share ($)   Where and How Transaction Effected
------------             ---------------------   -------------------   ----------------------------------
April 16, 2002                  40,000                  24.12           Dealer Transaction on the NASDAQ

April, 17, 2002                  3,000                  24.18           Dealer Transaction on the NASDAQ

April 19, 2002                  10,500                  24.00           Dealer Transaction on the NASDAQ

July 31, 2002                   50,000                  17.56           Dealer Transaction on the NASDAQ

August 9, 2002                  36,000                  17.02           Dealer Transaction on the NASDAQ

August 15, 2002                 61,500                  17.09           Dealer Transaction on the NASDAQ

August 16, 2002                 44,500                  17.01           Dealer Transaction on the NASDAQ

August 22, 2002                 100,000                 17.36           Dealer Transaction on the NASDAQ

August 23, 2002                 58,500                  17.00           Dealer Transaction on the NASDAQ

October 3, 2002                  3,650                  15.03           Dealer Transaction on the NASDAQ

December 10, 2002               40,000                  20.42           Dealer Transaction on the NASDAQ

June 4, 2003                    183,300                 14.52           Dealer Transaction on the NASDAQ

June 5, 2003                    275,500                 15.10           Dealer Transaction on the NASDAQ

June 6, 2003                    243,550                 15.94           Dealer Transaction on the NASDAQ

June 9, 2003                    571,667                 16.11           Dealer Transaction on the NASDAQ

June 10, 2003                   367,208                 16.26           Dealer Transaction on the NASDAQ
